UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  August 9, 2014

EL PASO PIPELINE PARTNERS, L.P.

(Exact name of registrant as specified in its charter)

Delaware	1-33825	26-0789784
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1001 Louisiana Street, Suite 1000

Houston, Texas 77002

(Address of principal executive offices, including zip code)

713-369-9000

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒                        Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐       Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐       Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐       Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.                                        Entry into a Material Definitive Agreement.

This Current Report on Form 8-K reports the entering into by El Paso Pipeline Partners, L.P., a Delaware limited partnership (“EPB”), of a merger agreement with Kinder Morgan, Inc., a Delaware corporation (“KMI”), and a related support agreement.  On August 9, 2014, KMI entered into three separate merger agreements and related agreements to acquire each of EPB, Kinder Morgan Energy Partners, L.P. (“KMP” and such merger agreement, the “KMP Merger Agreement”) and Kinder Morgan Management, LLC (“KMR” and such merger agreement, the “KMR Merger Agreement”).  The mergers and the other transactions contemplated by the merger agreements are collectively referred to herein as the “Transactions.”

EPB Merger Agreement

On August 9, 2014, KMI, together with E Merger Sub LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of KMI (“E Merger Sub”), entered into an Agreement and Plan of Merger (the “EPB Merger Agreement”) with EPB and El Paso Pipeline GP Company, L.L.C., a Delaware limited liability company and the general partner of EPB (“EPB GP”). Upon the terms and subject to the conditions set forth in the EPB Merger Agreement, E Merger Sub will merge with and into EPB (the “EPB Merger”), and the separate limited liability company existence of E Merger Sub will cease and EPB will continue its existence as a limited partnership under Delaware law as the surviving entity in the EPB Merger.

At the effective time of the EPB Merger, each common unit of EPB issued and outstanding (excluding common units owned by EPB or KMI or any of its subsidiaries) will be converted into the right to receive, at the election of the holder, (i) $4.65 in cash and 0.9451 of a share of KMI Common Stock (the “EPB Standard Consideration”); (ii) $39.53 in cash without interest; or (iii) 1.0711 shares of validly issued, fully paid and nonassessable shares of KMI Common Stock (collectively, the “EPB Merger Consideration”).  Any election by a holder to receive the consideration specified in clause (ii) or (iii) of the immediately preceding sentence will be subject to pro ration to ensure that the aggregate amount of cash paid and the aggregate number of shares of KMI Common Stock issued in the EPB Merger is the same that would be paid and issued if each common unit of EPB had been converted into the right to receive the EPB Standard Consideration

The respective Boards of Directors of EPB GP and KMI have approved the EPB Merger Agreement.  The Conflicts Committee of the Board of Directors of EPB GP (the “EPB GP Conflicts Committee”) and the Board of Directors of EPB GP (acting based upon the recommendation of the EPB GP Conflicts Committee) have determined that the EPB Merger is fair and reasonable to, and in the best interests of EPB, after determining that the EPB Merger is fair and reasonable to, and in the best interests of, holders of common units of EPB other than EPB GP and its affiliates, and each has resolved to recommend that the EPB limited partners approve the EPB Merger Agreement. In addition, the Board of Directors of KMI has resolved to recommend that KMI’s stockholders approve the amendment of KMI’s certificate of incorporation to increase the number of authorized shares of KMI Common Stock and approve the issuance of KMI Common Stock in the Transactions as required pursuant to certain rules of the New York Stock Exchange (the “NYSE”).

EPB has agreed, subject to certain exceptions with respect to unsolicited proposals, not to directly or indirectly solicit competing acquisition proposals or to enter into discussions concerning, or provide confidential information in connection with, any unsolicited alternative business combinations.  However, the Board of Directors of EPB may, subject to certain conditions, change its recommendation in favor of approval of the EPB Merger Agreement if it determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to take such action would be inconsistent with the best interests of EPB.  In addition, the Board of Directors of KMI may, subject to certain conditions, change its recommendation in favor of approval of (x) the amendment of KMI’s certificate of incorporation to increase the number of authorized shares of KMI Common Stock and (y) the issuance of KMI Common Stock as required pursuant to certain rules of the NYSE if it determines in good faith that failure to effect such a change in recommendation would be inconsistent with its fiduciary duties to KMI’s stockholders under applicable law.  Each of KMI and EPB has agreed to cause the stockholder and unitholder meetings, respectively, to be held to approve the amendment of KMI’s certificate of incorporation to increase the number of authorized shares of KMI Common Stock and the issuance of KMI Common Stock, in the case of KMI, and to approve the EPB Merger Agreement, in the case of EPB.

The completion of the EPB Merger is subject to the concurrent completion of KMI’s merger with KMP (the “KMP Merger”) and KMI’s merger with KMR (the “KMR Merger”), each as further described in KMI’s Current Report on Form 8-K filed on August 12, 2014.  The completion of the EPB Merger is also subject to the satisfaction or waiver of customary closing conditions, including: (i) approval of the EPB Merger Agreement by EPB’s unitholders; (ii) approval by KMI’s stockholders of (x) the amendment of KMI’s certificate of incorporation to increase the number of authorized shares of KMI Common Stock and (y) the issuance of KMI Common Stock in the Transactions as required pursuant to certain rules of the NYSE; (iii) there being no law or injunction prohibiting consummation of the transactions contemplated under the EPB Merger Agreement; (v) the effectiveness of a registration statement on Form S-4; (vi) approval for listing of the shares of KMI Common Stock on the NYSE issuable as part of the EPB Merger Consideration; (vii) subject to specified materiality standards, the accuracy of certain representations and warranties of the other party; and (viii) compliance by the other party in all material respects with its covenants.

KMI and EPB have made customary representations and warranties in the EPB Merger Agreement. The EPB Merger Agreement also contains customary covenants and agreements, including covenants and agreements relating to the conduct of each of EPB’s and KMI’s respective businesses between the date of the signing of the EPB Merger Agreement and the closing of the transactions contemplated under the EPB Merger Agreement. The representations and warranties made by each party are qualified by disclosures made in their respective disclosure schedules and Securities and Exchange Commission (“SEC”) filings. None of the representations and warranties in the EPB Merger Agreement survives the closing of the transactions contemplated under the EPB Merger Agreement.

The EPB Merger Agreement contains certain customary termination rights for both EPB and KMI.  There is no termination fee payable by either KMI or EPB under any circumstance under the EPB Merger Agreement, and each party will bear its own transaction expenses.  Either EPB or KMI may terminate the EPB Merger Agreement if the closing of the EPB Merger has not occurred on or before May 11, 2015.

The EPB Merger Agreement has been attached as an exhibit to this report to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about KMI, EPB or E Merger Sub or to modify or supplement any factual disclosures about KMI or EPB in their public reports filed with the SEC. The EPB Merger Agreement includes representations, warranties and covenants of KMI, EPB, EPB GP and E Merger Sub made solely for purposes of the EPB Merger Agreement and which may be subject to important qualifications and limitations agreed to by KMI, EPB, EPB GP and E Merger Sub in connection with the negotiated terms of the EPB Merger Agreement. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to KMI’s or EPB’s SEC filings or may have been used for purposes of allocating risk among KMI, EPB, EPB GP and E Merger Sub rather than establishing matters as facts.

The foregoing summary of the EPB Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the EPB Merger Agreement, which is attached to this report as Exhibit 2.1 and is incorporated herein by reference.

Support Agreement

Concurrently with the execution of the KMP Merger Agreement, the KMR Merger Agreement and the EPB Merger Agreement, KMP, KMR, Kinder Morgan G.P., Inc. (“KMP GP”), EPB and EPB GP entered into a support agreement (the “Support Agreement”) with Richard D. Kinder and a limited partnership which he controls.  Pursuant to the Support Agreement, Mr. Kinder and the limited partnership have agreed to vote their shares of KMI Common Stock in favor of the amendment of KMI’s certificate of incorporation to increase the number of authorized shares of KMI Common Stock and the issuance of KMI Common Stock in the Transactions.  The Support Agreement will terminate upon the earlier to occur of (i) the date on which each of the KMP Merger, the KMR Merger and the EPB Merger has been consummated, or the merger agreement with respect to any such merger that has not been consummated has been terminated in accordance with its respective terms, and (ii) the Board of Directors of KMI changing its recommendation in favor of approval of (x) the amendment of KMI’s certificate of incorporation to increase the number of authorized shares of KMI Common Stock and (y) the issuance of KMI Common Stock as required pursuant to certain rules of the NYSE, in accordance with the provisions of any of the KMP Merger Agreement, the KMR Merger Agreement or the EPB Merger Agreement. The foregoing summary of the Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Support Agreement, which is attached hereto as Exhibit 10.1.

Certain Relationships

As disclosed in KMI’s SEC filings, KMI indirectly owns 100% of the outstanding common stock of KMP GP and 100% of EPB GP as well as approximately 13% of the common units of KMP, 8% of the listed shares of KMR and 41% of the common units of EPB.

Item 8.01. Other Events.

On August 12, 2014, the parties made available an updated investor presentation related to the Transactions.  The full text of this presentation is filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01.                                        Financial Statements and Exhibits.

(d)                                Exhibits

2.1                               Agreement and Plan of Merger, dated as of August 9, 2014, by and among El Paso Pipeline Partners, L.P., El Paso Pipeline GP Company, L.L.C., Kinder Morgan, Inc. and E Merger Sub LLC (schedules omitted pursuant to Item 601(b)(2) of Regulation S-K).

10.1                        Support Agreement, dated as of August 9, 2014, by and among Kinder Morgan Energy Partners, L.P., Kinder Morgan G.P., Inc., Kinder Morgan Management, LLC, El Paso Pipeline Partners, L.P., El Paso Pipeline GP Company, L.L.C., Richard D. Kinder and RDK Investments, Ltd.

99.1                        Investor Presentation

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication may be deemed to be solicitation material in respect of the proposed acquisition by KMI of each of KMP, KMR and EPB. KMI plans to file with the SEC a registration statement on Form S-4 in connection with the proposed mergers described herein (collectively, the “Proposed Transactions”).  KMI will file with the SEC and mail to its security holders a proxy statement in connection with its special meeting.  Each of KMP, KMR and EPB plans to file with the SEC and mail to its security holders a proxy statement/prospectus in connection with the Proposed Transactions.  The registration statement, the KMI proxy statement and each proxy statement/prospectus will contain important information about KMI, KMP, KMR, EPB, the Proposed Transactions and related matters.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT, THE APPLICABLE PROXY STATEMENT OR PROXY STATEMENT/PROSPECTUS WHEN THEY ARE AVAILABLE AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGERS OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT OR THE PROXY STATEMENT/PROSPECTUS.

Investors and security holders will be able to obtain copies of the KMI proxy statement and each proxy statement/prospectus as well as other filings containing information about KMI, KMP, KMR and EPB, without charge, at the SEC’s website, http://www.sec.gov.  Copies of documents filed with the SEC by KMI, KMP, KMR and EPB will be made available free of charge on Kinder Morgan, Inc.’s website at http://www.kindermorgan.com/investor/ or by written request by contacting the investor relations department of KMI, KMP, KMR or EPB at the following address: 1001 Louisiana Street, Suite 1000, Houston, Texas 77002, Attention: Investor Relations or by phone at (713)-369-9490 or by email at km_ir@kindermorgan.com.

NO OFFER OR SOLICITATION

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

KMI, KMP, KMR and EPB, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transactions.  Information regarding the directors and executive officers of KMI is contained in KMI’s Form 10-K for the year ended December 31, 2013 and its proxy statement filed on April 9, 2014, each of which has been filed with the SEC.  Information regarding the directors and executive officers of KMP’s general partner and KMR, the delegate of KMP’s general partner, is contained in KMP’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC.  Information regarding the directors and executive officers of KMR is contained in KMR’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC.  Information regarding the directors and executive officers of EPB’s general partner is contained in EPB’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC.

CAUTIONARY LANGUAGE CONCERNING FORWARD-LOOKING STATEMENTS

Statements in this communication regarding the Proposed Transactions involving KMI, KMP, KMR and EPB, the expected timetable for completing the Proposed Transactions, the expected benefit of the Proposed Transactions, future financial and operating results, future opportunities for the combined company and any other statements about management’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the Proposed Transactions; the ability to obtain requisite regulatory and shareholder or unitholder approval and the satisfaction of the other conditions to the consummation of the Proposed Transactions; the ability to realize anticipated synergies and cost savings; the potential impact of the announcement or consummation of the Proposed Transactions on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; the effects of environmental, legal, regulatory or other uncertainties; the effects of government regulations and policies and of the pace of deregulation of retail natural gas; national, international, regional and local economic or competitive conditions and developments; possible changes in credit ratings; capital and credit markets conditions; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather, alternative energy sources, conservation and technological advances that may affect price trends and demand;

business and regulatory or legal decisions; the timing and success of business development efforts; acts of nature, accidents, sabotage, terrorism (including cyber attacks) or other similar acts causing damage greater than the insurance coverage limits of the combined company; and the other factors and financial, operational and legal risks or uncertainties described in KMI’s, KMP’s, KMR’s and EPB’s Annual Reports on Form 10-K for the year ended December 31, 2013 and other subsequent filings with the SEC.  KMI, KMP, KMR and EPB disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication, other than as required by applicable law.

S I G N A T U R E

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EL PASO PIPELINE PARTNERS, L.P.

By:	EL PASO PIPELINE GP COMPANY, L.L.C.,
its general partner

Dated: August 12, 2014	By:	/s/ David R. DeVeau
David R. DeVeau
Vice President

EXHIBIT INDEX

2.1                               Agreement and Plan of Merger, dated as of August 9, 2014, by and among El Paso Pipeline Partners, L.P., El Paso Pipeline GP Company, L.L.C., Kinder Morgan, Inc. and E Merger Sub LLC (schedules omitted pursuant to Item 601(b)(2) of Regulation S-K).

10.1                        Support Agreement, dated as of August 9, 2014, by and among Kinder Morgan Energy Partners, L.P., Kinder Morgan G.P., Inc., Kinder Morgan Management, LLC, El Paso Pipeline Partners, L.P., El Paso Pipeline GP Company, L.L.C., Richard D. Kinder and RDK Investments, Ltd.

99.1                        Investor Presentation